Exhibit 12

QWEST CORPORATION

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

	Years Ended December 31,
	2006	2005	2004	2003	2002
	(Dollars in millions)
Income from continuing operations before income taxes, discontinued operations and cumulative effect of changes in accounting principles	$1,851	$1,530	$1,742	$1,758	$2,435
Add: Estimated fixed charges	669	668	647	643	634
Add: Estimated amortization of capitalized interest	10	12	12	13	14
Less: Interest capitalized	(8)	(7)	(9)	(13)	(24)

Total earnings available for fixed charges	2,522	2,203	2,392	2,401	3,059
Estimate of interest factor on rentals	45	54	54	57	69
Interest expense, including amortization of premiums, discounts and debt issuance costs	616	607	584	573	541
Interest capitalized	8	7	9	13	24

Total fixed charges	$669	$668	$647	$643	$634

Ratio of earnings to fixed charges	3.8	3.3	3.7	3.7	4.8